October 4, 2013

VIA EDGAR AND U.S. MAIL

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561, U.S.A.

Re:	LATAM Airlines Group S.A.

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 30, 2013

File No. 001-14728

Dear Mr. Shenk:

By letter dated September 20, 2013, the staff of the Securities and Exchange Commission (the “Staff” and the “Commission,” respectively) provided comments to LATAM Airlines Group S.A.’s annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 20-F”), which was filed with the Commission on April 30, 2013. In response to the Staff’s comments and on behalf of LATAM Airlines Group S.A. and its consolidated subsidiaries (collectively, “LATAM” or the “Company”), we hereby submit the response below.

The Staff’s comment is set forth below in boldface type.

Form 20-F for Fiscal Year Ended December 31, 2012

Note 13 – Other Non-financial Assets, page F-75

1.	Please tell us and revise to disclose the nature of aircraft maintenance reserves and your accounting for the initial and subsequent recognition and measurement of such amounts. Please also tell us the accounting literature you relied upon in determining your accounting for aircraft maintenance reserves. It appears that amortization of these reserves is recognized as a component of depreciation and amortization rather than as maintenance expense. If correct, please revise your notes to the financial statements and your results of operations disclosure to clarify that additional maintenance expenses are recognized separately as amortization expense and quantify such amounts. Additionally, please consider whether presentation of a table summarizing all maintenance expenses (including amortization) would be useful for investors.

The Company’s response to the Staff’s comment is set forth below.

In general, under the terms of aircraft lease agreements, the airline, as lessee, is responsible for maintenance and repair of the leased aircraft throughout the lease term. In order to financially protect the lessor in the event the airline does not properly maintain the aircraft, some aircraft lease agreements include provisions that require the airline to make periodic deposits with the lessor. These deposits are frequently referred to as “maintenance reserves” in the lease agreements and in common industry usage.

The lease agreements relating to some of the Company’s aircraft include such maintenance reserves. All of the Company’s lease agreements that include these provisions are accounted for as operating leases. The amount of the required maintenance reserve is computed based on a rate in USD per hour or USD per cycle (takeoff and landing), as further specified in the lease agreement. The lessee is required to pay the maintenance reserve amount, usually, on a monthly basis, depending on the actual number of hours/ cycles flown, which increases the maintenance reserve; while the amount of the required maintenance reserve is reduced (and a corresponding amount of cash is returned to the lessee) each time the aircraft undergoes scheduled heavy maintenance. If the heavy maintenance is not performed on the aircraft during the life of the lease, the maintenance reserve amount is required to be returned to the lessee, subject to any offset for amounts that the lessee may owe the lessor, as a maintenance adjustment at the end of the lease. The maintenance adjustment may arise, for example, because the airline is contractually obligated to return the aircraft to the lessor in a specified condition or to compensate the lessor if that condition is not met. Maintenance reserves are therefore never amortized.

International Financial Reporting Standards do not include any specific guidance regarding the accounting policy that should apply to maintenance reserves as described above. IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, states that management should use its judgment in developing and applying an accounting policy that results in information that is relevant and reliable when an IFRS does not address a specific transaction, event, or condition explicitly. In exercising its judgment, IAS 8 indicates that management should refer to, and consider the applicability of, the following in descending order:

1.- The requirements and guidance in IFRSs dealing with similar and related issues; and

2.- The definitions, recognition criteria, and measurements concepts for assets, liabilities, income, and expenses in the conceptual framework.

Management may also consider the most recent pronouncements of other standard setting bodies that use a similar conceptual framework (for example, U.S. GAAP), other accounting literature, and accepted industry practices to the extent that these do not conflict with IFRSs. In the absence of any such specific guidance under IFRS, the Company has referred to accepted industry practices which do not conflict with IFRSs. Additionally, the Company has used ASC 840-10-25-39B and ASC 840-10-35-9A issued by the FASB as a guide in accounting for these amounts. ASC 840-10-25-39B states that maintenance deposits paid by a lessee under an arrangement accounted for as a lease that are refunded only if the lessee performs specified maintenance activities should be accounted for as a deposit asset, while ASC 840-10-35-9A states that a lessee shall evaluate whether it is probable that an amount on deposit recognized under paragraph 840-10-25-39B will be returned to reimburse the costs of the maintenance activities incurred by the lessee.

Regarding the accounting for actual heavy maintenance expenses related to aircraft fuselage and engines, these are accounted for as follows: in the case of on balance sheet aircraft, these maintenance costs are capitalized as PP&E and subsequently depreciated until the next scheduled maintenance, while in the case of off balance sheet aircraft maintenance expenses are periodically provided for and recognized through profit and loss as “Cost of sales”.

We will revise the relevant disclosure in future filings as follows:

1.	In Note 13 b) to the Financial Statements (Other Assets), we will include the following disclosure:

“Aircraft maintenance reserves amounting to US$ [**] reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft. These amounts are calculated based on performance measures, such as flight hours or cycles, are payable periodically, usually monthly, and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft or, in some cases, at the end of the lease term. Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed.”

2.	In Note 2.23 to the Financial Statements (Summary of Significant Accounting Policies, Maintenance), we will include the following disclosure:

“The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours. In the case of on balance sheet aircraft, these maintenance costs are capitalized as PP&E, while in the case of off balance sheet aircraft maintenance costs are periodically provided for and recognized through profit and loss as “Cost of sales”. Expenses in respect of unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to profit and loss as incurred as “Cost of sales”.”

In light of the foregoing explanation, the Company does not believe that a table summarizing all maintenance expenses (including amortization) is necessary.

*  *  *

In accordance with your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. We hope that our responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact Gisela Escobar at (562) 2565 8785 or gisela.escobar@lan.com.

Sincerely,

/s/ Andres Osorio
Andres Osorio
Chief Financial Officer
LATAM Airlines Group S.A.

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